UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-42418

PMA Graphene Technology Group Inc.

(Registrant’s Name)

Office Unit B8, 27/F

NCB Innovation Centre

No. 888 Lai Chi Kok Road

Kowloon, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

When used in this Form 6-K, unless otherwise indicated, the terms “the Company,” “PMA,” “we,” “us” and “our” refer to PMA Graphene Technology Group Inc. and its subsidiaries.

Change of Company Name and Amendments to Memorandum and Articles of Association

As approved by its shareholders at the extraordinary general meeting on August 25, 2026 (the “EGM”), the name of the Company was changed from “Ming Shing Group Holdings Limited” to “PMA Graphene Technology Group Inc.” (the “Change of Company Name”). On August 26, 2026, the Cayman Islands Registrar of Companies issued a Certificate of Incorporation on Change of Name to reflect the Change of Company Name. The Company’s Class A ordinary shares will be trading on the Nasdaq Stock Market LLC under the new name effective at the opening of trading on September 10, 2026. No action is required from existing shareholders and the Company’s CUSIP number will remain unchanged.

As approved by its shareholders at the EGM, the Company filed its fourth amended and restated memorandum and articles of association (the “M&A”) with the Cayman Islands Registrar of Companies on August 26, 2026. A copy of the M&A is filed as Exhibit 3.1 to this report on Form 6-K.

Exhibits.

Exhibit No.	Description
3.1	Fourth Amended and Restated Memorandum and Articles of Association of PMA Graphene Technology Group Inc.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PMA Graphene Technology Group Inc.

Date: September 9, 2026	By:	/s/ Zhijun Pan
	Name:	Zhijun Pan
	Title:	Chairman of the Board and Chief Executive Officer

3